Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Olympus Pacific Minerals Inc. (the “Company”)
10 King Street East, Suite 500
Toronto, ON  M5C 1C3

Item 2	Date of Material Change

State the date of the material change.

March 26, 2010

Item 3	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

March 26, 2010

The Press Release was disseminated to the TSX and through various other approved public media and filed on SEDAR with the securities commissions of British Columbia, Alberta, Ontario and Quebec.

Item 4	Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

The Company has closed its previously announced brokered private placement financing (the “Offering”) of 15,178,559 units (each a “Unit” and collectively, the “Units”) at a price of CAD$0.84 per Unit for gross proceeds of approximately CAD$12,750,000.  Each Unit consists of a four year 9% unsecured subordinated convertible redeemable note (the “Notes”), and two common share purchase warrants, one of which is immediately exercisable (the “Vested Warrant”) and the other of which (the “Vesting Warrant” and together with the Vested Warrant, the “Warrants”) is only exercisable in connection with an early redemption of the Notes, each to purchase common shares of the Company (the “Warrant Shares”).

The Notes will mature on March 26, 2014 (the “Maturity Date”), bear interest at the rate of 9% per annum (subject to adjustment), are redeemable in certain circumstances, are convertible at a rate of CAD$0.42 into common shares of the Company and are subordinated unsecured obligations of the Company. Each Vested Warrant is exercisable for the purchase of one Warrant Share at a price of CAD$0.50 until the Maturity Date and each Vesting Warrant is exercisable for the purchase of two Warrant Shares of the Company at a price of CAD$0.42 each until the Maturity Date.  The Warrants may also be exercised on a cashless net exercise basis at the option of the holder.

The agent under the Offering was Euro Pacific Capital, Inc. (the “Agent”). The Agent received a cash fee of approximately CAD$1,019,999being equal to 8% of the aggregate principal amount of the issued Notes, plus share purchase warrants (the “Agent’s Warrants”) exercisable for the purchase of up to 2,428,571 common shares until the Maturity Date.

The net proceeds of the Offering will be used for the construction of a processing facility at the Company’s high-grade Phuoc Son Mine in central Vietnam.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company has closed its previously announced Offering of 15,178,559 Units at a price of CAD$0.84 per Unit for gross proceeds of approximately CAD$12,750,000.  Each Unit consists of one four year 9% subordinated convertible redeemable Note in the principal amount of CAD$0.84 and two Warrants, one of which is immediately exercisable, being the Vested Warrant, and the other of which is only exercisable in connection with an early redemption of the Notes, being the Vesting Warrant.

The Notes will mature on the Maturity Date and bear interest at the rate of 9% per annum payable semi-annually. At any time prior to the Maturity Date, each Note may be converted by the holder into common shares of the Company at a conversion price of CAD$0.42 per share. At any time after 18 months following the closing date of the Offering (the “Closing Date”)  and prior to the Maturity Date, each Note can be redeemed by the Company for cash so long as the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the period of twenty consecutive trading days is equal to or greater than CAD$0.84 on an average trading volume of 750,000 shares, and by paying a 9% redemption fee to the holder.  In the alternative, at any time after six months following the Closing Date, each Note can be redeemed by the Company for cash by paying a redemption fee ranging from 15.75% to 9% (or less if less than 12 months remains during the term of the Note at the time of redemption), depending upon time elapsed from the Closing Date.  Upon this type of early redemption, the Vesting Warrants would immediately vest and become exercisable in accordance with their terms.  The holders of Notes may also require the Company to redeem the Notes in the event of a change of control, merger, consolidation, fundamental transaction or liquidation of the Company or any of its significant subsidiaries, at a price payable in cash equal to the outstanding principal amount plus a redemption fee equal to 9%.

If the Company fails to achieve a production target of at least 60,000 ounces of gold in is fiscal years ending December 31, 2010 and 2011 combined, then the annual interest rate of the Notes shall automatically increase by three percentage points, with such increase being applied retroactively beginning on January 15, 2012.

The Notes are subordinated in right of payment of principal and interest to all senior secured debt of the Company and will be pari passu with any other unsecured debt.  The Notes are unsecured obligations of the Company.

Each Vested Warrant is exercisable for the purchase of one Warrant Share at a price of CAD$0.50 until the Maturity Date and each Vesting Warrant is exercisable for the purchase of two Warrant Shares of the Company at a price of CAD$0.42 each until the Maturity Date.  The Warrants may also be exercised on a cashless net exercise basis at the option of the holder.

The Agent under the Offering was Euro Pacific Capital, Inc.. The Agent received a cash fee of approximately CAD$1,019,999 being equal to 8% of the aggregate principal amount of the issued Notes, plus Agent’s Warrants exercisable for the purchase of up to 2,428,571 common shares of the Company until the Maturity Date being equal to 8% of the aggregate principal amount of the issued Notes divided by CAD$0.42 at an exercise price of CAD$0.50 per share.

The net proceeds of the Offering will be used for the construction of a processing facility at the Company’s high-grade Phuoc Son Mine in central Vietnam.

5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Item 7	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

David Seton, Chairman & Chief Executive Officer

Office: 416-572-2525

Item 9	Date of Report

April 5, 2010.